Exhibit 12.2

PETROLEOS MEXICANOS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In thousands of Mexican pesos)

	June 2013	June 2014
IFRS
Fixed Charges(1):
Interest capitalized in fixed assets	1,265,203	1,837,792
Interest expense	29,279,244	27,170,589

Total interest cost	30,544,447	29,008,381
Total Fixed Charges	30,544,447	29,008,381

Net income	(53,384,961)	(88,248,884)
Hydrocarbon Income Tax (IRP)	1,984,030	4,983,891
Income tax and others	2,916,891	1,384,177
Cumulative effect of adoption of new accounting standards	—	—
Profit sharing in subsidiaries and affiliates (income from equity investees)	107,494	(1,827,243)

Pretax income from continuing operations before income from equity investees	(48,376,547)	(83,708,060)
Fixed Charges(1):	30,544,447	29,008,381
Amortization of interest capitalized	50,608	73,512
Distributed income of investments shares	—	—
Interest capitalized in fixed assets	1,265,203	1,837,792

Earnings	(16,516,289)	(52,788,375)

Amount by which fixed charges exceed earnings	47,060,736	81,796,756
Ratio of earnings to fixed charges	(0.5407)	(1.8198)

(1)	These figures do not include rental expense.